UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement.
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☑ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Digibuild Software, Inc.

Legal status of issuer

> *Form*
> Corporation

> *Jurisdiction of Incorporation/Organization*
> Delaware

> *Date of organization*
> January 31, 2018

Physical address of issuer
1910 Tower Lane, New Lenox, IL 60451

Website of issuer

https://digibuild.com

Current Number of Employees:

10

	Most recent fiscal year-end (2021)	Prior fiscal year-end (2020)
Total Assets	$2,657,412.15	$245,877.95
Cash & Cash Equivalents	$1,545,810.60	$1,577.95
Accounts Receivable	$0	$0
Short-term Debt	$62,828.27	$808.75
Long-term Debt	$4,240,027.65	$856,134.45
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	($1,042,553.47)	($448,834.94)

Form C-AR/A

May 3, 2022

Digibuild Software, Inc.



This Form C-AR/A (including the cover page and all exhibits attached hereto, the "***Form C-AR/A***") is being furnished by Sagelink, Inc., a Delaware corporation ("**Digibuild**," the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document, the words "estimate," "project," "believe," "anticipate," "intend," "expect," and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The date of this Form C-AR/A is May 3, 2022.

THIS FORM C-AR/A DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR/A. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR/A

You should rely only on the information contained in this Form C-AR/A. We have not authorized anyone to provide you with information different from that contained in this Form C-AR/A. You should assume that the information contained in this Form C-AR/A is accurate only as of the date of this Form C-AR/A, regardless of the time of delivery of this Form C-AR/A or of any sale of securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto.

Digibuild is a Delaware corporation, incorporated on January 31, 2018.

The Company is located at 1910 Tower Lane, New Lenox, IL 60451.

The Company's website is https://digibuild.com.

The Company conducts business in all fifty (50) states and centers its business in Chicago, Miami, San Francisco, and Seattle.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the OpenDeal Portal LLC dba Republic website under https://republic.co/digibuild.

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C-AR/A and the Exhibits hereto in their entirety.

Changes and Other Information

This Form C-AR/A is filed to (1) update the "Capitalization and Ownership" section, specifically the amount of Convertible Notes outstanding; (2) update the "Previous Offerings of Securities" section, specifically to include the issuance dates for the additional Convertible Notes referenced in clause (1); and (3) indicate that the Company's financial statements in Exhibit A are unaudited.

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 have had an adverse impact on our business operations and revenue projections.

With shelter-in-place orders, non-essential business closures, market turmoil, and job losses experienced around the country and in our market, especially during the late spring and early summer periods of 2020, the Company's revenue was adversely affected. COVID-19 decreased sales opportunities for 2021. There remains uncertainty surrounding the future with COVID-19. The potential for future "surges" of virus cases, business closures, market turmoil, rising unemployment and other related factors could materially impact our business and the Company going forward in 2022 and beyond.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers 'expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors and its executive officers.

In particular, we are dependent on Robert Salvador, our Chief Executive Officer and Director, and April Moss, our Chief Customer Officer and Director. The loss of either of these individuals may adversely impact the Company's financial performance.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration, or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers 'or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

The services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our services offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which we must introduce and implement new technology. This requires a high level of innovation by both our software developers and the suppliers of the third-party software components included in our systems. In addition, bringing new solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate customer needs and technology trends. We must continue to respond to market demands, develop leading technologies and maintain leadership in analytic data solutions performance and scalability, or our business operations may be adversely affected. We must also anticipate and respond to customer demands regarding the compatibility of our current and prior offerings. These demands could hinder the pace of introducing and implementing new technology. Our future results may be affected if our products cannot effectively interface and perform well with software products of other companies and with our customers 'existing IT infrastructures, or if we are unsuccessful in our efforts to enter into agreements allowing integration of third-party technology with our database and software platforms. Our efforts to develop the interoperability of our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us with access to their products, technical information and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

BUSINESS

Description of the Business

DigiBuild is a construction management and project delivery software enabled by blockchain technology. We've created tools for procurement, risk & insurance, payments, and project visibility. Our technology allows companies to: automate workflows (saving time and money), introduce transparency (reducing risk), and capture robust data insights (improving decision making). We are the category creator, bringing blockchain to construction and allowing for unprecedented trust between construction stakeholders. Our technology is perfectly tailored for this industry based on our team experience building over $5 Billion worth of construction projects over the last twenty (20) years.

Business Plan

Currently, our objective is to increase selling to and converting general contractors and subcontractors to using one or all our core products: DigiBuild Suite, DigiProcure, DigiPay and DigiVerify.

We plan to expand our targeted audience by: 1) utilizing existing customer and investor relationships; 2) outreach to our extensive CRM database; 3) founders' participation in industry events; and 4) an increase in our marketing/social activity across all digital platforms.

Our product roadmap includes significant enhancements to our DigiBuild Suite of products, including data analytic offerings within DigiProcure, several integrations with DigiPay and building out the framework for our search engine tool, DigiVerify.

DigiBuild is a traditional SaaS company and monthly subscription model.

The Company's Products and/or Services

Product / Service	Description	Current Market
Supply Chain & Procurement (DigiProcure)	Tool that allows disparate construction companies to collaborate and organize their supply chain and procurement processes like never before. Companies can automate the process of find, order, document, and track materials/equipment in a way that benefits both construction companies and the projects they work on.	B2B market. Customers include project owners, general contractors, and subcontractors.

Digibuild Suite	Project Management for Construction	B2B market. Customers include project owners, general contractors, and subcontractors.
DigiPay	Improves lean waiver and payment processes.	B2B market. Customers include project owners, general contractors, and subcontractors.
DigiVerify	Search engine tool for across all of the Company product's on the blockchain.	B2B market. Customers include project owners, general contractors, and subcontractors.

Competition

A few early construction software companies have emerged as industry leaders and have taken advantage of construction being antiquated in technology processes. Previously, few viable software solutions existed, with fax machines and spreadsheets being the primary tools used; this allowed for the "first generation" software to establish strong market presence with very simple and mostly unsophisticated solutions in comparison to software products in other industries. These solutions fall into one of 4 categories; 1. Aggregators - end to end platforms, 2. Point Solutions - narrower focus solving specific needs for specific customer group, 3. Accounting Software and 4. Custom Software.

Nearly all of the above-mentioned software solutions seek to create a "single version of the truth". However, DigiBuild is introducing a verifiable truth using blockchain technology, thus allowing features and results above and beyond any of these competitors. Aggregators and larger point solutions include Procore, Autodesk (BIM360, BuildingConnected), Buildertrend, Joyne, Plexxis, Jonas, Textura, and CMIC.

Customer Base

We sell our products to mid-large construction stakeholders. Our end users include project managers, procurement managers, owners' representatives, risk agents who typically tend to be those of the "baby boomer" generation and Generation X individuals between the ages of thirty (30) to fifty (50). Sales funnel varies by company but typically includes some form of Innovation Leader, Vice President, CFO or Project Executive.

Supply Chain

Users of the Company's services are construction subcontractors, general contractors, and property owners. End users include project managers, procurement managers, owners' representatives, and risk agents.

Intellectual Property

The Company currently has no registered intellectual property.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Robert Salvador	Chief Executive Officer and Director	Chief Executive Officer and Director, Digibuild (2018-present) Responsibilities: product, business development, leadership, strategy, domain expertise, and fundraising.	Governor's State University (ongoing), Interdisciplinary Studies, 2012
April Moss	Chief Customer Officer, Chief Operating Officer, Director	Chief Customer Office, Chief Operating Officer, Director, Digibuild (2018-present) Responsibilities: operations, strategy, coordination, team building, customer success, business development, research, and logistics	University of Phoenix, - 3 Years Business Mgmt (8 courses left, expected completion in 2013)

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Maddy Rossobillo	Director	Director, Digibuild, Inc. (2020 – present) Co-owner, Chicago Flameproof Co-owner, Flameproof Companies	BSU

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has ten (10) employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 10,000,000 shares of common stock, par value $0.0001 per share (the "**Common Stock**").

Outstanding Capital Stock

The Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	4,183,986
Par Value Per Share	$0.0001
Voting Rights	One (1) vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If additional shares of Common Stock are issued, the value of the Securities will be diluted.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%*

*This percentage calculation is derived from the Company's outstanding capital stock.

Outstanding Options, Safes, Convertible Notes, Warrants

The Company has the following additional securities outstanding:

Type	Stock options
Amount Outstanding	23 options
Voting Rights	None
Anti-Dilution Rights	N/A
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If exercised, these options may dilute the value of the Securities.

Type	Restricted Stock Awards
Amount Outstanding	3 Restricted Stock Awards
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	When the restricted stock awards are vested, the value of the Securities may be diluted.

Type	SAFEs
Amount Outstanding	$820,000
Voting Rights	N/A
Anti-Dilution Rights	None
Material Terms	$22,000,000 Valuation Cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion to capital stock, pursuant to the SAFE's terms, the value of the Securities will be diluted.

Type	SAFEs
Amount Outstanding	$125,000
Voting Rights	N/A
Anti-Dilution Rights	None
Material Terms	$1,785,714.29 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Upon conversion to capital stock, pursuant to the SAFE's terms, the value of the Securities will be diluted.

Type	Crowd SAFEs
Amount Outstanding	$1,034,936.37
Voting Rights	N/A
Anti-Dilution Rights	None
Material Terms	20% discount / $7,500,000 valuation cap. Conversion upon an equity financing event (at the election of the Company), a liquidity event (upon the failure of the investor to select cash payment equal to the purchase amount of the Securities), and dissolution.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	N/A

Type	SAFEs
Amount Outstanding	$300,000
Voting Rights	N/A
Anti-Dilution Rights	None
Material Terms	$2,000,000 valuation cap
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The SAFEs are automatically convertible into preferred stock on the completion of a transaction where the Company sells preferred stock at a fixed pre-money valuation, which will dilute the value of the Securities.

Type	Convertible Notes
Amount Outstanding	12 Convertible Notes
Voting Rights	None
Anti-Dilution Rights	N/A
Material Terms	5% interest, unsecured, due between July 29, 2021 and June 9, 2024
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	If the notes convert, the value of the Securities will be diluted.

Outstanding Debt

The Company has the following debt outstanding:

Type	Loan
Creditor	Maddy Rossobillo
Amount Outstanding	$131,250
Interest Rate and Amortization Schedule	$6,250 per month
Description of Collateral	The Company's assets
Other Material Terms	N/A
Maturity Date	None

Type	Loan
Creditor	Vince Mancini
Amount Outstanding	$131,250
Interest Rate and Amortization Schedule	$6,250 per month
Description of Collateral	The Company's assets
Other Material Terms	N/A
Maturity Date	None

Type	Promissory Note
Creditor	NMX
Amount Outstanding	$7,290
Interest Rate and Amortization Schedule	$250 payment per month, 0.25% interest per annum
Description of Collateral	None
Other Material Terms	N/A
Maturity Date	May 31, 2022

Type	Invoice for services
Creditor	Barbara Res
Amount Outstanding	$58,412
Due date	N/A

Type	Invoice for services
Creditor	Seirios
Amount Outstanding	$17,320
Due date	N/A

Type	Invoice for services
Creditor	Perkins
Amount Outstanding	$58,412
Due date	N/A

Type	Invoice for services
Creditor	Perkins
Amount Outstanding	$37,500
Due date	N/A

Type	Invoice for services
Creditor	CTE
Amount Outstanding	$37,500
Due date	N/A

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership
Robert Salvador	4,000,000 shares of Common Stock	95.60%*

*This percentage calculation is derived from the Company's outstanding voting equities. Percentage calculated is an approximation and rounded to the nearest decimal point.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR/A and attached hereto in addition to the following information.

Financial statements are attached hereto as Exhibit A.

Operations

The Company was incorporated on January 31, 2018 under the laws of the State of Delaware, and is headquartered in New Lenox, IL.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three (3) months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

As of December 31, 2021, the Company had an aggregate of $1,545,810.60 in cash and cash equivalents, leaving the Company with approximately twelve (12) months of runway.

Liquidity and Capital Resources

The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company hired five (5) additional developers in 2021 and plans to hire three (3) more, and one (1) engineering manager. The Company has implemented a $40,000 marketing and outreach plan in addition to our current customer outreach efforts. The Company will spend $10,000 improving its website. Also, the Company will spend $10,000 on customer facing videos and graphics.

Previous Offerings of Securities

We have made the following issuances of securities within the last three (3) years:

Security Type	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
SAFEs	$820,000	General Working Capital, Software Development	August 26, 2021 September 4, 2021 September 7, 2021 September 13, 2021 September 15, 2021 November 4, 2021	Section 4(a)(2)
SAFE	$125,000	General Working Capital, Software Development	June 1, 2021	Section 4(a)(2)
Crowd SAFEs	$1,034,936.37	New developer hires and expenses, technology services, sales funnel, marketing, outreach, and conversion, operations, technology float and miscellaneous costs, and intermediary fees	February 5, 2021	Section 4(a)(6)

Options	$1,038,998	General Working capital	April 14, 2019 May 25, 2019 October 8, 2019 December 2, 2019 December 8, 2019 June 4, 2020	Section 4(a)(2)
SAFEs	$300,000	General Working capital	May 1, 2019	Section 4(a)(2)
Convertible Notes	$1,464,800	General Working capital	July 29, 2019 August 15, 2019 September 13, 2019 February 16, 2021 February 16, 2021 February 19, 2021 March 17, 2021 June 1, 2021 June 1, 2021 June 3, 2021 June 9, 2021 July 7, 2021	Section 4(a)(2)

See the section titled *"Capitalization and Ownership"* for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: Robert Salvador's construction company, SLP Enterprises Companies Inc, is a customer of the Company. SLP Enterprises Companies Inc receives no discount on the Company's pricing.

TAX MATTERS

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C-AR/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Conflicts of Interest

The Company has not engaged in any transactions or relationships that would give rise to a conflict of interest with the Company, its operations or its securityholders.

OTHER INFORMATION

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Robert Salvador
(Signature)

Robert Salvador
(Name)

Chief Executive Officer
(Title)

May 3, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR/A has been signed by the following persons in the capacities and on the dates indicated.

/s/ Robert Salvador
(Signature)

Robert Salvador
(Name)

Chief Executive Officer, Director
(Title)

May 3, 2022
(Date)

/s/ April Moss
(Signature)

April Moss
(Name)

Chief Customer Officer, Chief Operating Officer, and Director
(Title)

May 3, 2022
_____
(Date)

/s/ Maddy Rossobillo
_____
(Signature)

Maddy Rossobillo
_____
(Name)

Director
_____
(Title)

May 3, 2022
_____
(Date)

EXHIBIT A

Financial Statements

I, Robert Salvador, the Chief Executive Officer of Digibuild Software, Inc., hereby certify that:

     (1)   the accompanying financial statements of Digibuild Software, Inc. thereto for the periods ending in December 2021 and December 2020 included in this Form C-AR/A are true and complete in all material respects;

     (2)   the tax return information of Digibuild Software, Inc. included in this Form C-AR/A reflects accurately the information reported on the tax return for Digibuild Software, Inc. filed for the fiscal years ended December 2021 and December 2020; and

     (3)   that the information below reflects accurately the information reported on our federal income tax returns.

     IN WITNESS THEREOF, this Chief Executive Officer's Financial Statement Certification has been executed as of May 3, 2022.

/s/ Robert Salvador
(Signature)

Name: Robert Salvador

Title: Chief Executive Officer

Date: May 3, 2022

Digibuild Software, Inc.

Unaudited Financial Statements

Balance Sheet

Digibuild Software, Inc.
As of December 31, 2021
Accrual Basis

	DEC 31, 2021
Assets	
Current Assets	
Cash and Cash Equivalents	
Legacy Business Account	387,386.96
Operating Account (Relay)	358,423.64
Reserve Account	800,000.00
Total Cash and Cash Equivalents	**1,545,810.60**
Total Current Assets	**1,545,810.60**
Fixed Assets	
Fixed Asset Software Development	1,111,601.55
Total Fixed Assets	**1,111,601.55**
Total Assets	**2,657,412.15**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Accounts Payable (A/P)	53,474.00
Historical Adjustment	808.75
Payroll Benefits Payable	4,424.05
Ramp Card	4,121.47
Total Current Liabilities	**62,828.27**
Long Term Liabilities	
Convertible Note Accrued Interest	54,106.65
Loans Payable	386,092.00
Seed Convertible Notes and SAFEs	3,799,829.00
Total Long Term Liabilities	**4,240,027.65**
Total Liabilities	**4,302,855.92**
Equity	
Common Stock	2,018.22
Current Year Earnings	(1,042,553.47)
Retained Earnings	(604,908.52)
Total Equity	**(1,645,443.77)**
Total Liabilities and Equity	**2,657,412.15**

Income Statement (Profit and Loss)

Digibuild Software, Inc.
For the year ended December 31, 2021
Accrual Basis

	2021
Gross Profit	-
Operating Expenses	
Advertising & Marketing	17,752.69
Advertising & Marketing:Email Marketing	1,677.66
Bank Charges & Fees	377.26
Company Recreation	3,000.00
Contractors	494,636.62
Dues & subscriptions	34,177.57
Employee Benefits	2,806.00
Facilities:Office Furniture	332.16
Facilities:Office Supplies & Expenses	2,979.86
Insurance	21,340.93
Interest Paid	46,046.20
Legal & Professional Services	6,401.90
Legal & Professional Services:Accounting & Tax Fees	4,000.00
Legal & Professional Services:IT Service Fees	2,734.35
Legal & Professional Services:Legal Services	47,452.50
Legal & Professional Services:Other Professional Fees	1,095.76
Meals & Entertainment	19,614.22
Misc. Expense	36,907.13
Payroll Expenses:Taxes	19,789.09
Payroll Expenses:Wages	215,053.21
Prior Expenses (Pre-Seed)	32,543.00
Recruiting	1,300.00
Repairs & Maintenance	288.73
Tax Expense	1,777.00
Telephone & Internet	18.14
Travel Expenses	13,803.05
Travel Expenses:Travel Lodging	9,811.91
Travel Expenses:Travel Meals	435.36
Travel Expenses:Travel Transportation	4,401.17
Total Operating Expenses	**1,042,553.47**
Operating Income	**(1,042,553.47)**
Net Income	**(1,042,553.47)**

Statement of Cash Flows

Digibuild Software, Inc.
For the year ended December 31, 2021

	2021
Operating Activities	
Payments to suppliers and employees	(1,507,516.82)
Net Cash Flows from Operating Activities	**(1,507,516.82)**
Financing Activities	
Other cash items from financing activities	3,047,628.00
Net Cash Flows from Financing Activities	**3,047,628.00**
Net Cash Flows	**1,540,111.18**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	1,577.95
Net cash flows	1,540,111.18
Cash and cash equivalents at end of period	1,541,689.13
Net change in cash for period	**1,540,111.18**

Balance Sheet

Digibuild Software, Inc.
As of December 31, 2020
Accrual Basis

	DEC 31, 2020
Assets	
Current Assets	
Cash and Cash Equivalents	
Legacy Business Account	1,577.95
Total Cash and Cash Equivalents	**1,577.95**
Total Current Assets	**1,577.95**
Fixed Assets	
Fixed Asset Software Development	244,300.00
Total Fixed Assets	**244,300.00**
Total Assets	**245,877.95**
Liabilities and Equity	
Liabilities	
Current Liabilities	
Historical Adjustment	808.75
Total Current Liabilities	**808.75**
Long Term Liabilities	
Convertible Note Accrued Interest	8,060.45
Loans Payable	433,274.00
Seed Convertible Notes and SAFEs	414,800.00
Total Long Term Liabilities	**856,134.45**
Total Liabilities	**856,943.20**
Equity	
Current Year Earnings	(448,834.94)
Retained Earnings	(162,230.31)
Total Equity	**(611,065.25)**
Total Liabilities and Equity	**245,877.95**

Income Statement (Profit and Loss)

Digibuild Software, Inc.
For the year ended December 31, 2020
Accrual Basis

	2020
Gross Profit	-
Operating Expenses	
Advertising & Marketing	11,842.60
Advertising & Marketing:Email Marketing	1,703.83
Bank Charges & Fees	477.13
CEO Expenses	(106,599.94)
Contractors	13,687.13
Dues & subscriptions	5,521.37
Facilities:Non-Technology Utilities	138.25
Facilities:Office Supplies & Expenses	210.79
Interest Paid	8,060.45
Meals & Entertainment	3,483.86
Misc. Expense	51,047.39
Prior Expenses (Pre-Seed)	455,774.00
Product Development:Website Expense	1,000.00
Travel Expenses	661.93
Travel Expenses:Travel Meals	1,813.79
Travel Expenses:Travel Transportation	12.36
Total Operating Expenses	**448,834.94**
Operating Income	**(448,834.94)**
Net Income	**(448,834.94)**

Statement of Cash Flows

Digibuild Software, Inc.
For the year ended December 31, 2020

	2020
Operating Activities	
Payments to suppliers and employees	(27,000.49)
Net Cash Flows from Operating Activities	**(27,000.49)**
Net Cash Flows	**(27,000.49)**
Cash and Cash Equivalents	
Cash and cash equivalents at beginning of period	28,578.44
Net cash flows	(27,000.49)
Cash and cash equivalents at end of period	1,577.95
Net change in cash for period	**(27,000.49)**